Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments	$277,819	$133,386	$123,438	$72,538	$91,443
Fixed Charges:
Interest expense (before capitalized interest)	42,835	45,143	43,138	17,750	5,530
Portion ( 1/3) of rents representing interest factor	8,731	8,284	8,243	6,445	5,416

Total fixed charges	51,566	53,427	51,381	24,195	10,946

Amortization of capitalized interest	1,680	984	1,069	1,091	1,287
Distributed income of unconsolidated investments	11,769	13,536	16,189	4,000	3,493
Interest capitalized	(4,503)	(1,179)	(1,167)	(400)	(155)
Minority interests in income of consolidated subsidiaries (net of tax)	(17,632)	(13,258)	(7,469)	(5,101)	(2,564)

Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and minority interests in income of consolidated subsidiaries that have not incurred fixed charges	$320,699	$186,896	$183,441	$96,323	$104,450

Ratio of earnings of fixed charges	6.2x	3.5x	3.6x	4.0x	9.5x

96